Broad Capital Acquisition Corp

5345 Annabel Lane

Plano, TX 75093

January 7, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:   Ms. Liz Packebush

Re:	Broad Capital Acquisition Corp
Registration Statement on Form S-1
File No. 333-258943
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Packebush:

I hope this letter finds you well.

Broad Capital Acquisition Corp (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-258943) (the “Registration Statement”), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. Eastern time on Monday, January 10, 2022, or as soon thereafter as possible, or at such other time as the Company or its outside counsel, Rimon, P.C., request by telephone that such Registration Statement be declared effective.

Please contact Debbie A. Klis of Rimon, P.C. on (202) 935-3390 with any questions you may have regarding this request. In addition, please notify Ms. Klis by telephone when this request for acceleration has been granted.

Sincerely yours,

By:	/s/ Johann Tse
Johann Tse
Chief Executive Officer

cc:	Rimon, P.C.
Debbie A. Klis, Esq.

Loeb & Loeb LLP
Giovanni Caruso, Esq.